                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            Laureate Education, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    518613104
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                                 (CUSIP Number)

                                December 30, 2004
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             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

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CUSIP No. 518613104                       13G                 Page 2 of 10 Pages
-------------------                                           ------------------

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ackerman-Walden Limited Partnership
--------------------------------------------------------------------------------
                                                                         (a) [ ]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [X]

         Don E. Ackerman, is the President and a Director of Ackerman-Walden, Inc. ("AWI"), a Florida corporation, the sole general partner of Ackerman-Walden Limited Partnership ("AWLP"). Mr. Ackerman is also the sole Trustee and beneficiary of the Don E. Ackerman Trust dated 12/14/96, as amended (the "Trust") which is the sole shareholder of AWI. Mr. Ackerman is the husband of Virginia Jean Ackerman, who owns 12,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares and AWLP, AWI and Mr. Ackerman disclaim the existence of a group with her.

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
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                 5.          SOLE VOTING POWER
 NUMBER OF
   SHARES                    0 Shares
BENEFICIALLY     ---------------------------------------------------------------
  OWNED BY       6.          SHARED VOTING POWER
    EACH
 REPORTING                   0 Shares
   PERSON        ---------------------------------------------------------------
    WITH         7.          SOLE DISPOSITIVE POWER

                             0 Shares
                 ---------------------------------------------------------------
                 8.          SHARED DISPOSITIVE POWER

                             0 Shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*  [X]

         The aggregate amount excludes 12,755 shares over which Mrs. Ackerman has sole voting and dispositive authority.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         %0
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         PN
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                               Page 2 of 10 Pages
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-------------------                                           ------------------
CUSIP No. 518613104                       13G                 Page 3 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ackerman-Walden, Inc.
--------------------------------------------------------------------------------
                                                                         (a) [ ]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [X]

         Don E. Ackerman, is the President and a Director of Ackerman-Walden, Inc. ("AWI"), a Florida corporation, the sole general partner of Ackerman-Walden Limited Partnership ("AWLP"). Mr. Ackerman is also the sole Trustee and beneficiary of the Don E. Ackerman Trust dated 12/14/96, as amended (the "Trust") which is the sole shareholder of AWI. Mr. Ackerman is the husband of Virginia Jean Ackerman, who owns 12,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares and AWLP, AWI and Mr. Ackerman disclaim the existence of a group with her.
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
--------------------------------------------------------------------------------
                  5.          SOLE VOTING POWER
 NUMBER OF
   SHARES                     0 Shares
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        6.          SHARED VOTING POWER
    EACH
 REPORTING                    0 Shares
   PERSON         --------------------------------------------------------------
    WITH          7.          SOLE DISPOSITIVE POWER

                              0 Shares
                  --------------------------------------------------------------
                  8.          SHARED DISPOSITIVE POWER

                              0 Shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*  [X]

         The aggregate amount excludes 12,755 shares over which Mrs. Ackerman has sole voting and dispositive authority.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         %0
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                               Page 3 of 10 Pages

-------------------                                           ------------------
CUSIP No. 518613104                       13G                 Page 4 of 10 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Don E. Ackerman
--------------------------------------------------------------------------------
                                                                         (a) [ ]
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) [X]

         Don E. Ackerman, is the President and a Director of Ackerman-Walden, Inc. ("AWI"), a Florida corporation, the sole general partner of Ackerman-Walden Limited Partnership ("AWLP"). Mr. Ackerman is also the sole Trustee and beneficiary of the Don E. Ackerman Trust dated 12/14/96, as amended (the "Trust") which is the sole shareholder of AWI. Mr. Ackerman is the husband of Virginia Jean Ackerman, who owns 12,755 shares of Laureate Education, Inc. common stock. Mrs. Ackerman has sole voting and dispositive authority over such shares and AWLP, AWI and Mr. Ackerman disclaim the existence of a group with her.
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                    5.          SOLE VOTING POWER
 NUMBER OF
   SHARES                       0 Shares
BENEFICIALLY        ------------------------------------------------------------
  OWNED BY          6.          SHARED VOTING POWER
    EACH
 REPORTING                      0 Shares
   PERSON           ------------------------------------------------------------
    WITH            7.          SOLE DISPOSITIVE POWER

                                0 Shares
                    ------------------------------------------------------------
                    8.          SHARED DISPOSITIVE POWER

                                0 Shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 Shares
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*  [X]

         The aggregate amount excludes 12,755 shares over which Mrs. Ackerman has sole voting and dispositive authority.
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         %0
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         IN
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                               Page 4 of 10 Pages
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ITEM 1(A)   NAME OF ISSUER

The name of the issuer to which this filing on Schedule 13G relates is Laureate Education, Inc. (the "Company").

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Company are located at:

1001 Fleet Street
Baltimore, Maryland 21202

ITEM 2(A)   NAME OF PERSON FILING

This statement is being filed jointly by Ackerman-Walden Limited Partnership, a Florida limited partnership ("AWLP"), Ackerman-Walden, Inc., a Florida corporation ("AWI") and Don E. Ackerman. Don E. Ackerman is the President and a Director of AWI and the sole Trustee and beneficiary of the Don E. Ackerman Trust dated 12/14/96, as amended (the "Trust") which is the sole shareholder of AWI. AWI is the sole general partner of AWLP. All of the shares of common stock, par value $.01 per share, of the Company that were beneficially owned by the reporting persons were held directly by AWLP.

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business address of each of AWLP, AWI and Don E. Ackerman is c/o Chandelle Ventures Inc., 24311 Walden Center Drive, Suite 300, Bonita Springs, FL 34134.

ITEM 2(C)   CITIZENSHIP

Each of AWLP and AWI is organized under the laws of the State of Florida. Don E. Ackerman is a citizen of the United States of America.

ITEM 2(D)   TITLE OF CLASS OF SECURITIES

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share ("Common Stock").

ITEM 2(E)   CUSIP NUMBER

The CUSIP number of the Company's Common Stock is 518613104.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            Not applicable.

(a)     [  ]    Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o).
(b)     [  ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c)     [  ]    Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).
(d)     [  ]    Investment company registered under section 8 of the Investment
                Company Act of 1940 (15 U.S.C. 80a-8).
(e)     [  ]    An investment adviser in accordance with Section
                13d-1(b)(1)(ii)(E).

                               Page 5 of 10 Pages
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(f)     [  ]    An employee benefit plan or endowment fund in accordance with
                Section 240.13d 1(b)(1)(ii)(F).
(g)     [  ]    A parent holding company or control person in accordance with
                Section 240.13d-1(b)(1)(ii)(G).
(h)     [  ]    A savings association as defined in Section 3(b) of the Federal
                Deposit Insurance Act (12 U.S.C. 1813).
(i)     [  ]    A church plan that is excluded from the definition of an
                investment company under section 3(c)(14) of the Investment
                Company Act of 1940 (15 U.S.C. 80a-3).
(j)     [  ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4      OWNERSHIP

ITEM 4(A)   AMOUNT BENEFICIALLY OWNED

As of the close of business on December 30, 2004, AWLP owned 0 shares of Common Stock of the Company. AWI is the sole general partner of AWLP. Don E. Ackerman is the President and a Director of AWI and the sole Trustee and beneficiary of the Trust which is the sole shareholder of AWI. All of the shares of Common Stock that were beneficially owned by AWI and Don E. Ackerman were held directly by AWLP.

ITEM 4(B)   PERCENT OF CLASS

As of the close of business on December 30, 2004, AWLP owned 0% of the Common Stock outstanding of the Company. AWI is the sole general partner of AWLP. Don
E. Ackerman is the President and a Director of AWI and the sole Trustee and beneficiary of the Trust which is the sole shareholder of AWI. Through these relationships, each of AWI and Don E. Ackerman may be deemed to indirectly beneficially own 0% of the Common Stock outstanding of the Company.

ITEM 4(C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)      sole power to vote or to direct the vote:

                            AWLP                    0
                            AWI                     0
                            Don E. Ackerman         0


         (ii)     shared power to vote or to direct the vote: 0

         (iii)    sole power to dispose or to direct the disposition of:

                            AWLP                    0
                            AWI                     0
                            Don E. Ackerman         0

         (iv)     shared power to dispose or to direct the disposition of: 0


                               Page 6 of 10 Pages

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Various other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, the securities whose ownership is reported on this schedule. No one such other person's interest in such securities relates to more than five percent of the class.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not Applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10     CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 10 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2004

                                  ACKERMAN-WALDEN LIMITED PARTNERSHIP

                                  By: Ackerman-Walden, Inc., its General Partner

                                  By:    /s/ Don E. Ackerman
                                         ---------------------------------------
                                  Name:  Don E. Ackerman
                                  Title: President


                                  ACKERMAN-WALDEN, INC.


                                  By:    /s/ Don E. Ackerman
                                         ---------------------------------------
                                  Name:  Don E. Ackerman
                                  Title: President


                                    /s/ Don E. Ackerman
                                  ----------------------------------------------
                                  Don E. Ackerman


                               Page 8 of 10 Pages
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                                  EXHIBIT INDEX


Exhibit 1   Agreement Regarding the Joint Filing of Schedule 13G


                               Page 9 of 10 Pages